Blackstone Alternative Asset Management L.P.

Blackstone Alternative Alpha Fund

Blackstone Alternative Alpha Master Fund

Blackstone Advisory Partners L.P.

345 Park Avenue

New York, NY 10154

VIA EDGAR

September 19, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Application (the “Application”) for an Order of

Exemption Pursuant to Section 6(c) of the Investment Company Act of 1940, as

amended (the “1940 Act”) (File No. 812-14072)

Ladies and Gentlemen:

Blackstone Alternative Asset Management L.P. (“BAAM”), Blackstone Alternative Alpha Fund (“BAAF”), Blackstone Alternative Alpha Master Fund (“BAAMF”) and Blackstone Advisory Partners L.P. (“BAP” and, collectively with BAAM, BAAF and BAAMF, the “Applicants”) hereby respectfully request the withdrawal of the Application, which was filed with the Securities and Exchange Commission (“SEC”) on August 28, 2012 (accession-no: 0001193125-12-370816). The Application requested an order of exemption from Sections 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

The Application was inadvertently filed as a new exemptive application (“Inadvertent Filing”) rather than as an amendment to a previously filed exemptive application under SEC File Number 812-14026. By this letter, we hereby respectfully request that the Inadvertent Filing be withdrawn and that the SEC take no further action with respect thereto. The Applicants intend to re-file the Application as an amendment to a previously filed exemptive application under SEC File Number 812-14026.

For further information relating to this request, please contact Adam M. Schlichtmann at (617) 951-7114.

[Signature page follows]

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BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

/s/ Brian F. Gavin

By:    Brian F. Gavin

Title: Senior Managing Director and Chief Operating Officer

BLACKSTONE ALTERNATIVE ALPHA FUND

/s/ Brian F. Gavin

By:    Brian F. Gavin

Title: President

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

/s/ Brian F. Gavin

By:    Brian F. Gavin

Title: President

BLACKSTONE ADVISORY PARTNERS L.P.

/s/ Joshua B. Rovine

By:    Joshua B. Rovine

Title: Managing Director

cc:	Scott Sherman, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray